Exhibit 99.1

Financial Releases

MB Financial, Inc. Announces Retirement of Ronald D. Santo

CHICAGO, Jul 24, 2008 (BUSINESS WIRE) -- Today, MB Financial, Inc. (NASDAQ: MBFI) announced that Ronald D. Santo, chairman and group president of Chicago-based MB Financial Bank, and vice president of MB Financial, Inc., will retire September 19, 2008, from day-to-day bank operations after nearly 40 years serving the financial needs of MB customers. Santo will continue in his role as chairman of the board, MB Financial Bank, and as a board member, MB Financial, Inc.

"I've had a tremendous career with the bank and am thankful for the many professional, personal and community-oriented opportunities it has presented including lifelong relationships and friendships," Santo said. "This is an exciting industry and while I'm stepping away from day-to-day operations, I'll continue to be involved with the organization at a high level."

"We've benefited greatly from the knowledge, experience and leadership that Ron has given to MB and we're lucky that he'll continue to be part of our organization," says Mitch Feiger, president and CEO, MB Financial, Inc. "Ron set the bar high for all of us when it came to daily operations and he'll continue to influence the way we do business."

While attending the American Institute of Banking, Santo began his banking career after high school as a trainee at Chicago Heights National Bank in 1961. In 1969, he accepted a position with The First National Bank of Chicago before joining MidCity Bank in 1971 as assistant auditor. He worked his way through the bank holding positions as installment credit loan officer, real estate loan officer, assistant vice president and commercial loan officer, and senior vice president. Santo served as executive vice president and secretary of MidCity Financial from 1981 to 1998, and as president and a director of The Mid-City National Bank of Chicago, a subsidiary of MidCity Financial, from 1988 to 1998. In addition, Santo served as chief executive officer and a director of First National Bank of Elmhurst, a subsidiary of MidCity Financial, since 1986, and vice chairman of the board of First National Bank of Elmhurst since 1993. After the Mid-City Financial Corporation/MB Financial, Inc. merger in 2001, Santo was named chairman and group president of MB Financial Bank and vice president, MB Financial, Inc.

Santo has been an active member of the banking community and has been a committee member of the Illinois Bankers Association, and member of the Illinois Mortgage Bankers Association and a member and past speaker of the Illinois Bankers Association Commercial Lending School. Other memberships have included the Illinois State Chamber of Commerce, Robert Morris Association and the Bank Administration Institute. He is a past director and treasurer of the Italian American Chamber of Commerce of Chicago, past treasurer of Northwestern Community Mental Health Center of the Northwestern Memorial Hospital, and past director of St. Patrick's Residence in Joliet, a function of the Carmelite Sisters.

MB Financial Bank (www.mbfinancial.com) is a locally-operated financial institution that has been delivering competitive personalized service for nearly 100 years to businesses and individuals who live and work in the Chicago metropolitan area. MB Financial Bank has locations throughout the Chicagoland area.

MB Financial Bank, N.A. is the Illinois local operating unit of MB Financial, Inc., a financial services holding company which is traded on the NASDAQ as "MBFI." MB Financial, based in Chicago, has approximately $8.4 billion in assets. Information about MB Financial can be found at www.mbfinancial.com.

SOURCE: MB Financial, Inc.

MB Financial Bank
Karen A. Perlman
senior vice president, director of marketing
847.653.1788
e-mail: kperlman@mbfinancial.com